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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

May 25, 2011

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela Long, Assistant Director
Jessica Dickerson, Staff Attorney
Alfred Pavot, Assistant Chief Accountant
Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc. Registration Statement on Form S-1 Filed March 11, 2011 File No. 333-172790

Ladies and Gentlemen:

We are submitting this letter on behalf of Solazyme, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 24, 2011 (the “Sixth Comment Letter”), relating to the above-referenced registration statement on Form S-1 of the Company filed March 11, 2011 (the “Registration Statement”) and the prospectus contained therein. The Company has previously filed Amendment No. 1 to Form S-1 on April 1, 2011 solely for purposes of adding certain exhibits to the Registration Statement, without modification of the prospectus, Amendment No. 2 on April 13, 2011, Amendment No. 3 on May 4, 2011, Amendment No. 4 on May 12, 2011 and Amendment No. 5 on May 20, 2011. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 6 (“Amendment No. 6”) to the Registration Statement, including the prospectus contained therein. In addition to responding to the Sixth Comment Letter, Amendment No. 6 makes other minor corrections and adds certain exhibits to the Registration Statement. For your convenience, we are providing by overnight delivery to the Staff a courtesy package that includes 10 copies of Amendment No. 6, five of which have been marked to show changes from Amendment No. 5.

For ease of review, we have set forth below comments numbered 1 and 2 from the Sixth Comment Letter, together with the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 6, except as otherwise noted.

Securities and Exchange Commission	2	May 25, 2011

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Product Revenue, page 53

1.	We have read your response to prior comment 2 from our letter dated May 19, 2011. We understand that product sales commenced in late March 2011 and so you have very limited historical experience on which to estimate product returns. Consequently, please expand your critical accounting policy to more fully describe the key factors which impact this material uncertainty. For example, please fully describe in the filing your agreements with customers pertaining to product returns. It appears that you are obligated to provide customers with a credit for all unsold (expired) Algenist products. In addition, please disclose therein what the referenced “historical returns data” is for similar products. Further, please disclose how much of the 3/31/11 $2.3 million product sales revenue has been subsequently collected. See Section 501.14 of the Financial Reporting Codification.

Response: The Company respectfully acknowledges the Staff’s comment, and in response, has revised pages 54, F-12 and F-16 to include the following disclosure:

Algenist™ products are sold with a right of return for expired, discontinued, damaged or non-compliant products. In addition, one customer has a right of return for excess inventory beyond 120 days of consumer demand. Algenist™ products have a three year shelf life from their manufacture date. We give credit for returns, either by issuing a credit memo at the time of product return or, in certain cases, by allowing a customer to decrease the amount of subsequent payments to us for the amount of the return. We reserve for estimated returns of products at the time revenues are recognized. To estimate our return reserve, we obtain data from our customers regarding their historical return rates of well-established similar products to other manufacturers, and also use other known factors, such as our customers’ return policies to their end consumers, which is typically 30 to 90 days. Actual returns of Algenist™ may differ from these estimates that we used to calculate such reserves. We monitor our actual performance to estimated rates, and will adjust the estimated return rates as necessary.

Through May 23, 2011, we have collected $1.7 million of the $2.3 million in product sales that we recorded in the three months ended March 31, 2011. We continually evaluate collectability of our accounts receivable and expect full collection of this accounts receivable balance.

The Company’s customer payment terms related to sales of Algenist™ products are thirty days from invoice date or thirty or forty-five days from the end of the month in which a customer is invoiced. Certain customer invoices are denominated in Euro.

Significant Partner agreement, page 47

2.

We have read your response to prior comment 1 from our letter dated May 12, 2011. Please amend your disclosure to clarify whether you expect to recognize the fair value of the warrant as an asset, a deduction from revenue, or an expense. If you are unable to make that determination, please disclose therein the circumstances under which the

Securities and Exchange Commission	3	May 25, 2011

warrant would be accounted for as an expense or as a reduction of revenues. Please also disclose whether you expect to recognize the fair value of any warrants that ultimately vest by using the corresponding fair value on the vesting date(s). The resulting disclosure should clearly convey management’s expectations regarding the potential financial statement impact of this transaction. Also, if a material increase in your stock price could cause the accounting for this warrant to materially impact your future operating results, then that fact should be disclosed. See Section 501.02 of the Financial Reporting Codification.

Response: The Company respectfully acknowledges the Staff’s comment, and in response, has revised the disclosure on pages 47-48 as follows:

In May 2011, we entered into a Joint Development Agreement (the JDA) with Bunge Global Innovation, LLC (Bunge) that extends through May 2013. Pursuant to the JDA, we and Bunge will jointly develop microbe-derived oils, and explore the production of such oils from Brazilian sugarcane feedstock. If the JDA is successful, the parties contemplate entering into a commercialization arrangement that would include the formation of a joint venture in Brazil to initially produce up to 100,000 metric tons per year of triglyceride oils using sugarcane feedstock. The JDA also provides that Bunge will provide research funding to us through May 2013, payable quarterly in advance throughout the research term.

In addition to the JDA, we also granted Bunge Limited, a warrant (the Warrant) to purchase 1,000,000 shares of our common stock at an exercise price of $13.50 per share. The Warrant vests as follows: (i) 25% of the warrant shares vest on such date that we and Bunge Limited (or one of its affiliates) enter into a joint venture agreement to construct and operate a commercial-scale renewable oil production facility sited at a sugar mill of Bunge Limited or its affiliate (the Joint Venture Plant); (ii) 50% of the warrant shares vest on the earlier of the following: (a) execution of the engineering, procurement and construction contract covering the construction of the Joint Venture Plant and (b) execution of a contract for the purchase of a production fermentation vessel for the Joint Venture Plant; provided, however, that such date occurs on or prior to ten weeks after certain technical milestones set forth in the JDA are achieved; and (iii) 25% of the warrant shares vest on the date upon which aggregate output of triglyceride oil at the Joint Venture Plant reaches 1,000 metric tons. The number of warrant shares issuable upon exercise is subject to downward adjustment for failure to achieve the performance milestones on a timely basis as well as adjustments for certain changes to capital structure and corporate transactions. The Warrant expires in May 2021.

The JDA and the Warrant were negotiated between us and Bunge, and Bunge Limited, respectively. The JDA was executed on May 2, 2011 and the Warrant was executed the next day. The JDA has provisions such that upon successful completion of the development activities of the JDA, we and Bunge Limited may enter into a commercialization arrangement. The Warrant was executed with the objective to accelerate the timing of this commercialization arrangement. No formal joint venture agreement was in place when the Warrant was executed, nor is there any requirement for us and Bunge to enter into a commercialization arrangement as a result of the execution of the Warrant.

In following the provisions of ASC 730-20, the Bunge JDA will be accounted for as an obligation to perform research and development services for others. The performance of research and development services is central to our principal ongoing operations, and we will record the funding for the performance of these services as revenue in our consolidated statement of operations. We will recognize revenue using a proportionate performance based recognition model over the term of the JDA from May 2, 2011 to May 2, 2013. In applying a proportionate performance based recognition model, we will recognize revenue in proportion to the level of service provided on a systematic and rational basis. The cumulative amount of revenue recognized will be limited by the amounts we are contractually obligated to receive as cash reimbursements under

Securities and Exchange Commission	4	May 25, 2011

the terms of the JDA. The revenue from this JDA may be impacted by the accounting for the Warrant issued to Bunge as discussed below.

We will follow the provisions of ASC 505-50 to account for the Warrant. Under the provisions of ASC 505-50, the measurement date for an instrument is the earlier of the date at which a commitment for performance by the counter party is reached or the date at which the counter party’s performance is complete. A performance commitment is a commitment under which performance by the counterparty to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance. Under the terms of the Warrant, the only disincentives to Bunge are the potential of not vesting in any of the shares underlying the Warrant should the formation of a joint venture not occur, and the potential of reductions in the number of shares exercisable if the other performance milestones are not met on a timely basis. As a result, we will give ASC 505-50 measurement date accounting recognition to the Warrant upon achievement of the various performance milestones that are required for the Warrant to vest.

Prior to achievement of a measurement date, we will recognize the cost of the Warrant based on the “then-current lowest aggregate fair value”, as the quantity of shares that will ultimately vest depends on achievement of the various milestones. This value may be equal to zero. If a joint venture is ultimately formed between us and Bunge, and we receive an ownership interest in the joint venture, we will recognize the cost associated with the Warrant first as an asset to the extent of our interest received in the joint venture, then as a reduction to any previously recognized revenue earned under the JDA, and then an expense to the extent of any excess. The impact on our future operating results as a result of the final measurement of the Warrant cannot be determined at this time as the ultimate recording will be impacted by our stock price. Our future operating results could be negatively affected if the future valuation of the Warrant is materially greater than the valuation of our ownership in the joint venture to be formed.

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Securities and Exchange Commission	5	May 25, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have respecting the foregoing.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Mr. Paul Quinlan, Solazyme, Inc.
Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Ms. Allison Spinner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation